Filed by Abra Financial Holdings, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: New Providence Acquisition Corp. III

Commission File No.: 001-42610

Date: April 9, 2026

On April 7, 2026, Abra Financial Holdings, Inc., party to the previously disclosed Business Combination Agreement, dated as of March 16, 2026, by and among Abra Financial Holdings, Inc. and New Providence Acquisition Corp. III, among other parties, announced that its Chief Executive Officer participated in an interview on The Bitcoin Historian. A transcript of the interview is set forth below.

Host: Peter Rizzo

Guest: Bill Barhydt, CEO, Abra

Show: The Bitcoin Historian

Tuesday, April 7, 2026

Bill Barhydt: There’s still no 4-year period where Bitcoin has lost money. I think you’re seeing a new world order emerging. I wouldn’t be surprised if we see significant new highs.

Pete Rizzo: Hello and welcome everyone. I’m Pete Rizzo, the Bitcoin historian. On next, today we have a true Bitcoin legend. I’m talking about Bill Barhydt. He’s been buying Bitcoin since it was below a dollar. Today he’s taking a $750 million company public and it’s backed by some of the biggest names on Wall Street. We’re going to get into it all today. Bill, welcome to the program.

Bill Barhydt: Hey man, great to see you. Thanks for having me.

Pete Rizzo: Bill, I want to talk about the company. Obviously, the big news, the 750 million Cantor get to really, you coming to Wall Street, making the debut, entering this new environment, these companies that are buying billions of dollars worth of Bitcoin. But first, I think we got to give some people some background. You’ve been at this Bitcoin game for a long time, over a decade. People who follow the Bitcoin historian on X. They’ve seen your clips of your TED talks in 2012. But you were even before that. Let’s just give people a little bit of a glimpse into your past. where you were finding Bitcoin in 2011, 2012, and really one of the first evangelists.

Bill Barhydt: Maybe I’m the cipher punk grown-up in the room now, but you know, I’ve been doing internet and money since you could, right? So, I’ve had a passion for this topic for as basically almost as long as I’ve been alive at this point. And so for me, Bitcoin was literally like a second coming because many of us who were interested in this idea of money for the internet thought that the problems that Bitcoin solved just couldn’t be solved, right? The idea that you could solve the double spend problem, mathematically solve it, was unclear, right? Many of us may have guessed that you couldn’t and certainly the academics couldn’t. One of the reasons I’m convinced Satoshi was not an academic, by the way. I don’t think an academic would come up with the idea of using every computer in the world to solve the double spend problem. It’s too inefficient. is a longwinded way of saying I’ve been at this for a long time and I’m super excited about the changes we’ve seen, right? It has not been a straight line up and to the right by any means. It may look like that on a log chart, but I trust you that, trust me that the daily trials and tribulations of running a company or even investing in this space don’t look like that at all.

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Pete Rizzo: I want to talk about your company Abra, you know, in focus these days with the big announcement, the $750 million raise and the announcement that you’ll be going public. But Abra’s been a private company for a long time. Has been buying, using, holding Bitcoin, allowing others to do that. but also as a company, Abra has been a Bitcoin company that has operated in the space and I’m presuming owned Bitcoin. Can you talk a little bit about there’s thousands of private companies out there that you know people look at sites like Bitcoin treasuries, they see the leaderboard of these public companies, but private companies like Abra have been owning Bitcoin for a long time and there really are maybe even thousands, hundreds of thousands of companies with Bitcoin on the balance sheet out there secretly just undisclosed.

Bill Barhydt: Well, I can tell you firsthand that’s true because we help many of them. We have clients now that are trying as midsize private companies to execute the Michael Saylor playbook, right? And so they’ll come to us and say, “How do I do this? How do I put Bitcoin on my balance sheet? How do I do that from a is there are there tax implications?” So, and we did it ourselves, right? So, so we’ve had a few incarnations as a company over the years, right? So we kind of had a reset post FTX BlockFi Voyager as a company and you know we raised some more capital and really found our niche in the world and you know I’ve gone very deep in terms of being that kind of I hope killer and ultimately number one wealth management platform in the world and we have big ambitions but and as part of that you know we’ve had Bitcoin on our own balance sheet since almost since the beginning and thank god we did, and so, you know, when everybody else was dying post FTX and BlockFi and Celsius and Voyager and the list goes on, you know, we were able to navigate those waters. And part of it was we had a reasonable balance sheet available to us to do it and we had smart clients and you know we were able to you know talk to our clients and you know walk them through the changes we were making and get their buy in and but definitely a lot of it was due to the fact that we smartly put in my opinion in my opinion smartly put Bitcoin on our balance sheet pretty early.

Pete Rizzo: I remember a lot of startups were doing at the time, Coindesk, which I was part of. I mean, we put a huge chunk of our million-dollar fund raise into Bitcoin, Blockstream famously, you know, raising 21 million going, you know, putting it all into Bitcoin employee incentives into Bitcoin. How did you think about Bitcoin as a balance sheet asset for Abra in those early days? You know, the funding rounds, they weren’t what they are now. They weren’t the 750 million. you know, how did you take the approach? What was the approach? And you know, I’m assuming Abra is still owning and managing Bitcoin today, even before the fundraiser.

Bill Barhydt: First of all, I think about Bitcoin on the balance sheet, personal or corporate, the same way now I do the same way now that I did probably five years ago. and there’s a reason why I think certain companies are optimized for this. If you have a long-term business view, if the business is tightly controlled, you don’t answer to a lot of shareholders, you’re generating a lot of cash flow, Bitcoin makes sense, in my opinion, for long-term holdings. Makes a lot of sense. There’s still no four-year period where Bitcoin has lost money relative to dollars. So, why would you hold the dollars if your view is more than four years, right? Doesn’t you know, now obviously short-term cash flow if you’re paying your bills in dollars still has to be dealt with, right? And so there’s a couple of ways to do that. Simply hold a year of cash or 18 months of cash, borrow against the Bitcoin if you’re holding enough relative to you know your cash requirements. So we help clients do that. But my view hasn’t changed, right? It’s now hopefully bigger numbers obviously, but if it works at $30 million of Bitcoin on your balance sheet, it should work at $200 million of Bitcoin on your balance sheet. And that’s what we’re hoping for. And so, I think companies are waking up to this. I think people would be surprised how many small to mid-size companies are already doing this and we just don’t know about it publicly because they’re private and they have no incentive for you to know and again, conviction is a beautiful thing because if you love something at 100,000 and you want it and you want to buy it at 100,000, you should love it even more at 60,000, right? so that’s kind of my conviction and I’m seeing it more and more in the market.

Pete Rizzo: If you were to put an estimate, put a number on it, we know there’s about 200 public companies that have Bitcoin in the balance sheet actively buying or were in the process of buying. How many private companies do you think there are in the world that are buying Bitcoin? Is it 10,000, 100,000? Is it millions?

Bill Barhydt: Well, well, okay. So, let’s define company, right? because we have trusts, we have nonprofits, we have traditional corporations or LLC’s and every country or most countries have their kind of international or local version of an LLC, GMBH or whatever in Germany, for example. And my guess is if you add up all of those types, multifamily offices or family offices might actually be a corporation depending on how it’s structured. And so if you add all of those up, it’s got to be in the tens of thousands. There’s just no way it’s not. Now, if you’re digging in specifically on kind of the equivalent of a stock company, a C Corp or an LLC, it’s got to be in the thousands as well. I just don’t see how it’s not private. I mean, just given who I talk to on a daily basis, I don’t talk to everyone, and I talk to a lot of people. I know a lot of people, I don’t talk to everyone, but the number of people I talk to who either own a small amount of Bitcoin or want to is very high. And so that just points to a number which would be probably larger than most people think. There’s no way of knowing for sure, but I would surmise it’s got to be in the companies, Corp, LLC type companies and certainly in the thousands.

Pete Rizzo: Yeah, it’s just fun to estimate about these things right now with the public markets, you know, the number approaching 1.2 million with strategy, you know, obviously being the lion share, right? 70% of that with 768,000 Bitcoin. you remove that. That’s still 300,000 Bitcoin that are owned by other public companies. Do you think the private company market is that big that they hold that much Bitcoin?

Bill Barhydt: Well, remember it’s number of companies times the amount of Bitcoin per company. So, my guess is they’re holding a lot less than the 200 companies that you were alluding to before per company, but across a much larger number of companies with obviously the goal of becoming bigger companies over time. So look, I have no way of knowing. That’s the definition of being private, but I would venture a guess it’s a very large standard deviation across those companies from potentially nine figures down to, you know, six figures. And I think that’s great. It’s for everyone, right? I mean, like I said, my conviction for putting 30 $40 million of Bitcoin on our balance sheet six years ago is no different than my conviction for hopefully putting hundred million dollars of Bitcoin or $150 million worth of Bitcoin on our balance sheet in the next year. It’s all the same to me. Structurally, it’s the same. My conviction is the same. The purpose is the same. the way I have to report it is different as a you know soon to be public company of course but and I actually answer to the public via regulators and that’s great that’s part of what we wanted that was part of our strategy for many years now post this contagion was to get public so that we could build that trust with the public so that they could have a public reporting company that is a wealth manager in the space. And so we have a very explicit plan. Everybody’s plan is going to be a little bit different, but there’s a lot of overlap I think in the conviction that I hear for having this type of asset on the balance sheet.

Pete Rizzo: Let’s talk about the $750 million fund raise. Obviously, fresh off this. You’ve done a couple appearances, but really new news. Exciting at this time in the market for something to be coming that’s this big, especially when you know things are a bit chilly out there. So, what’s Abra doing in going public? Why now? And you know, you mentioned maybe putting $100 to $150 million of that investment into Bitcoin. Do you intend to be sort of a Bitcoin treasury company in the vein of a Strategy, a MetaPlanet?

Bill Barhydt: So, we announced that we’re going public via an acquisition with New Providence Acquisition Corp. They valued the company at $750 million. They have $300 million in their trust today, which they’ve also – it’s public information. You can just go look up the stock and you can see how much cash is in the trust now. And again valuing Abra at $750 million as part of the transaction. You know, we haven’t announced any other capital raise on top of that. So, you know, stay tuned for, you know, what we may announce there. We’re in the middle of finishing and filing our S-4, which is the SEC filings that go along with that, after which there’s an SEC approval process. So, while I can’t give you an exact timeline, my hope would be that we’re a public company, you know, in the next few weeks and months, and my understanding as a non-lawyer is that that’s the normal timeline for what we’re dealing with. So, that’s what we’ve announced so far. Our intent is to put a certain amount of the assets on our balance sheet into crypto. The majority I would assume would be Bitcoin. We haven’t announced any specific amounts or, you know, how we’re going to do that, and that’ll all be made public over time. But we are certainly planning to, you know, continue to support having digital assets on our balance sheet. I mean, you know, we’re a wealth management company in the digital asset space. Bitcoin is still the pristine capital in the digital asset space, and that’s what our clients are holding, and that’s what we intend to hold.

Pete Rizzo: Will Abra be a Bitcoin treasury company in the vein of strategy? And if so, why or why not?

Bill Barhydt: Well, first of all, we have an operating business. We’re a wealth manager, and we service high net worth investors, institutions, family offices, etc., right? And so as such, we generate revenue from our core business which is in the crypto space. So by definition, we can’t be a pure treasury company because we have an operating business. So that having been said, we do want to continue to put a certain amount of profits, margin contribution, balance sheet in crypto, in Bitcoin especially, over time. So the two points are mutually exclusive, meaning we will have a crypto native operating business forever, I hope, and we will have, you know, Bitcoin and crypto on the balance sheet forever, I hope. And, you know, I think that makes us unique in the space, because as a wealth management company, we want to send a message to our clients that “Hey, we’re doing what you’re doing,” right? And that’s a big deal.

Pete Rizzo: Saylor does seem like he’s a man on a mission with the different investment products with STRC now. You know, on pace, some analysts expect by November, December, he’ll be at 1 million Bitcoin. We’ve seen other newcomers come to market. Adam Back, Jack Mallers, they’ve been pretty vocal about setting benchmarks of Bitcoin accumulation. Metaplanet, you know, was really ambitious, you know, went from zero to 40,000 coins. Do you think in terms of benchmarks, does Abra have a benchmark? And how are you thinking about that total Bitcoin accumulation?

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Bill Barhydt: We’re in a bit of a quiet period. So I don’t think I’m allowed to say what they are, but we do. We talk about them internally and with, you know, investors. So the answer is yes. We’re going to have our own benchmarks for, you know, both growing client AUM as well as balance sheets AUM let’s call it, because clients assets don’t touch our balance sheet, right? We only manage vaults for our clients which are completely off the balance sheet. So, when I talk about our AUM, I literally mean our own balance sheet separate from client assets. We have very explicit targets for growing both, and we will bring all of the strategies to bear that you’ve probably seen that have worked well, and hopefully learn from other things that haven’t necessarily worked well. But yes, we have those targets and I look forward to, you know, coming out of more of a quiet period to be able to talk more about them over time.

Pete Rizzo: Speaking of MSTR, the price has been highly volatile, right? It’s gone up to close to $500, down around $100 today. Obviously Michael Saylor, you know, going out and making the statement, right, MSTR is going to be volatile. That’s why you buy the equity product within his stack. When you think about eventually Abra having a public equity and for people to have that as an investment option potentially, you know, alongside Bitcoin, how would you recommend people think about the stock as a relationship to Bitcoin? Have you thought about that?

Bill Barhydt: Well, I can talk about my perception on MicroStrategy for a second. You know, I think that people are learning that when you use a small amount of leverage to buy Bitcoin and you’re committed to doing that over time, so in other words, he is committed to growing the amount of Bitcoin per share. That’s what he’s publicly stated. That’s how he looks at yield. Meaning, he doesn’t define yield as “how much more Bitcoin am I holding?” He looks at it as “how much more Bitcoin per share am I generating for my shareholders?” And he’s okay diluting investors via cash raises to do that because his conviction is that the government keeps printing money and the value of Bitcoin should outpace the cost of the government continuing to print money. That’s effectively the bet that he’s making. His perpetual motion machine is one offsets the other. Fixed float asset goes up over time. Increasing float of the dollar has a certain cost basis. The value of the fixed float asset should grow faster than that. That’s why you want the number of Bitcoin per share to go up over time. It’s that simple. And he’s doing that, right? Whether you believe him or not in his model, meaning the value of the fixed float should go up versus the value of the ever-increasing float, he obviously believes it 100% and he’s not going to stop. So that’s the playbook he’s executing on. But that acts like a levered bet on the price of the underlying, meaning Bitcoin, right? Because you’re committed to effectively increasing your float over time at the expense of early shareholders with the hope that the value will accelerate even faster. And so when the price comes down, it acts like a levered bet in the other direction. It’s that simple. And so that is the, I think, thing that holders of companies in that kind of pure play treasuries need to accept or not. But I mean if you’re going to stomach the volatility, you’re probably stomaching it because you accept what I’m saying. Meaning it’s a levered bet in both directions. So, in other words, if Bitcoin goes to 150,000, which would obviously be an all-time high, I would expect MicroStrategy to be at significant all-time highs, significantly higher than where it was before, save any kind of macro shocks that would prevent that. Because it’s the same levered bet, right? And so, we’re simply seeing the downside to that now. But still what he’s done is miraculous. So, now I don’t know per se exactly how that’s going to relate to Abra’s stock. I mean, we’ve never been public before, obviously, and then the markets will decide, but I think we’ll get the benefit of having a very strong operating business over time combined with a very strong balance sheet/treasury over time. Balance sheets that hold mostly cash tend to get discounted with enterprise value, whereas balance sheets that hold Bitcoin tend to not be discounted. That’s why when a company, you know, you mentioned a couple of them like in Japan, announce that they’re going to put Bitcoin in their balance sheet, they get a spike in price. Why? Why does that happen? Or it was happening when companies were making these announcements last year. In my opinion, it’s happening because the enterprise value of the balance sheet is now not discounted to zero anymore. And so it’s immediately given credit for the enterprise value credit for the Bitcoin they’re about to be holding. And so that makes a lot of sense, right? And so that’s why I think you’re going to see more and more companies continue to adopt that strategy over time.

Pete Rizzo: You mentioned Saylor’s macro thesis. I’m curious to dig into your macro thesis. You’ve said recently on a Schwab interview, as Saylor has, right, that the government’s not going to stop printing money. This is what’s driving the global accumulation and value of Bitcoin. What’s your macro thesis and why does this bet with Abra make sense in that context?

Bill Barhydt: So yeah, I think a bunch of things are happening. I think bond markets are telling us a lot right now, right? So the government has raised rates – lowered rates, excuse me, I think three times in the last 18 months. And each time they’ve lowered rates, long-term yields have spiked. Now, historically, that’s not supposed to happen. And, structurally, something is changing. Now, we may see lower rates this year. I mean, Bessent desperately wants lower rates to refinance a whole bunch of debt, and he’s not getting that done, and oil prices spiking isn’t helping. But I do think he may get his lower rates this year, which would be a blip in terms of the macro picture. I think you’re seeing a new world order emerging, right? There’s a reason why the two countries that we’ve had military actions with this year are Venezuela and Iran, right? So, we’re basically playing a global game of risk right now. And that involves resources, oil being one, probably the more important one long term being chips, which is why, you know, we should be worried about China’s response to Venezuela and Iran as it relates to Taiwan. But I see this as this global game of risk where getting access to the key resources: oil, chips, probably water, and other types of, you know, certain minerals and metals that we need to manufacture, rebuilding that manufacturing base, all as part of this big global game of risk that we’re playing. And we’re really in this, what I call, fourth turning right now, which is basically saying –okay, you know, we’re in a very late stage debt cycle as a company. We’ve reached a critical point where our debt is unsustainable. Even the neocons like you know Powell himself has brought this up recently. He said, “Hey, yeah,” and a lot of outgoing chairmen do this you know, “we need to fix the debt problem.” They don’t like – it’s not something they really want to focus on when they’re in the middle of it, but when they’re outgoing, it’s easier to focus on, right? Because then it’s somebody else’s problem, right? Look, my outlook is we’re in the middle of a changing world order right now, right? The dollar is going to be the dominant currency from a fiat perspective. But everything is kind of reaching some type of parity so far that China’s on the rise; US is still on the decline. We’re making very smart moves, in my opinion, the last 18 months to counter that. But you’re maybe slowing it down. You’re not stopping it. And while I’m super bullish on, you know, what I’m seeing from America right now, we are basically experiencing a changing world order. And that’s why, you know, gold has had its run. Bitcoin has had a little recovery where it’s outpaced gold a little bit since Iran has started. I expect scarce assets to have their day in the next kind of 18 to 24 months and beyond. And you don’t want to be holding, you know, investments that don’t amount to underlying scarcity in my opinion. Abundance is a beautiful thing for society. But if you’re an investor, you want to be careful in terms of you know what you’re holding when it comes to abundance versus scarcity, right? If you’re enabling abundance with infinite demand like Nvidia is, that’s fantastic, right? But, that’s why one of the reasons I’m so bullish on the likes of Bitcoin long term is that it’s just – it’s exactly what you want in this fourth turning model, right? You want to own scarcity. That’s why historically when these you know late-stage debt cycles happen. What happens? Families – long families with long-term wealth buy art from dead artists. Why? Guaranteed scarcity, right? So, Bitcoin represents that digital version of that scarcity.

Pete Rizzo: Let’s talk about global liquidity and the Fed. We’re on the cusp of the first pro Bitcoin or at least Federal Reserve governor, who’s not openly hostile to Bitcoin being appointed. Talking about Kevin Walsh coming up in a few weeks. a lot of people, Arthur Hayes, others, saying a big print is coming, right? Eventually we’re going to have to pay for the spending. But, it’s been a few years, as you said, where effectively, you know, inflation has been tamed. It’s not the consumer problem that it was. When do we start printing again? And does Bitcoin need the government to be printing in order for it to start, you know, appreciating again?

Bill Barhydt: So I do think that there’s going to be significant money printing post Iran. So I think that we’re looking for an exit right now and to declare victory and basically you know guarantee that we have access to the Middle Eastern oil. And China desperately wants that to be settled because it needs that oil and Trump doesn’t want to be in a protracted war during the midterms. So, I think our interests are aligned maybe for different reasons. And so, I do think you’re going to see an exit in the spring from Iran, just logically speaking. I’m not a Middle East, you know, geopolitics expert, but I’m a common sense expert, I think. And common sense seems to dictate that he wants out. And so I hope that, you know, the prevailing wisdom seems to be that – like I said – he wants out and I hope that’s true but I do believe to your question, that significant money printing is going to come post us getting out. We’ve got a tremendous amount of infrastructure that needs to be rebuilt on this planet. The United States needs to invest significantly. We’ve got a tremendous amount of debt that needs to be refinanced and so it looks to me and smells to me like there’s significant money printing coming. Now, it took us years to absorb the COVID era money printing, right? The ZIRP era that we were in. We’ve – I think we’re, with the exception of the certain credit markets, we’re mostly through that, right? If you look at long-dated private equity that goes back to like just at the beginning or right before the COVID era that maybe 10 years out, a lot of those software bets haven’t been reset, right? So if you look at the large, I wouldn’t be surprised if it’s a quarter of a trillion dollars in private equity that invested in the SaaS world over the last like 8 to 10 years. A lot of those bets were made at valuations that probably need to be reset, you know, not to zero, but certainly down significantly. Because software businesses have been decimated in public markets. Private markets haven’t taken that right down yet. And certain – neither have many private credit markets. So those are probably two of the last pieces of the absorbing of the overprinting of money that hasn’t finished yet. But by and large, from a public market facing perspective, bond market facing perspective, I think we’ve worked through most of it now – that deleveraging with the exception of those private markets. So, that’s good. That’s mostly good. And I don’t think that the money printing that’s coming is necessarily good, but the government has no choice. And I think Bitcoin and certain other scarce assets are simply going to absorb an outsized share of that liquidity, you know, and I think that’s going to be true for a long time.

Pete Rizzo: Let’s talk about the regulatory change in Washington. There’s been a lot of recent positive declarations from the SEC and CFDC. You were on the other end of that, right? Being hunted by the regulators, persecuted for years as you tried to build a company. How has the change been and what’s it been like?

Bill Barhydt: Oh, it’s been, you know, fantastic. I mean, what could I say? I mean I don’t – look if we had four more years of Warren, Gensler cabal trying to kill crypto, I think you would see basically, you would have seen a mass migration in the last two years of the successful companies in our space out of the US, right? And up until, you know, probably the Trump speech in, where was it in Nashville, I think it was. Is that where it was? He would – they were winning which is scary you know. And to the at the expense of the American public they were winning and thank God that you know calmer and cooler and smarter heads prevailed and we now have emerging frameworks for crypto and digital assets in the United States. Right? The Genius Act looks like the Clarity Act is going to get passed in some form. They’re working through the last issues now. Um, you know, look, you and I and people in the know have always been clear on the free speech issues surrounding Bitcoin, right? Your ability, your rights to hold a private key on your own. It’s never been in doubt in any way that I’m aware of. And the Supreme Court has opined on this before. So, the basic rights of Bitcoiners don’t need to be codified in law. That’s good because they already are in my opinion. But Bitcoin is part of a broader ecosystem, right? For us, the ability to borrow against Bitcoin is a fast growing business. It’s super important that any rules of the road that we need to follow to facilitate that are crystal clear, right? If that’s going to become both Bitcoin as well as tokenized SpaceX shares that you’re going to borrow against in the future, we need those rules to be clear. And that is going to happen in my opinion. You’re going to see people borrowing against Bitcoin in their Abra vaults and you’re going to see them in the future borrowing against Apple and Tesla and SpaceX shares in the future. Assuming they don’t all merge into one company. And so you know, having that clarity now is so huge. Having an SE – by the way, the SEC and CFTC are actually working together. Historically that didn’t happen, is my understanding. And so the fact that they’re issuing guidance together; the fact that they’re talking about the fact that certain governance tokens aren’t securities; that you can have something which is a commodity but still do a security offering to raise money, which is what many of us in the know have been saying for 10 years, is amazing. And it shouldn’t be amazing, by the way, but it is because they finally are getting their act together. So, I’m bullish that – well, first of all, we need the legislation that’s being passed, and the guidance, to be codified in law to be passed because we need to make sure that regardless of who is in power in six years that they’re not trying to kill us again because we’ve put a moat around the space and the institutional adoption has accelerated, banks are holding Bitcoin for clients. So, you have all of that in place so that that can’t happen – what happened under Warren, Gensler can’t happen again, right? That is absolutely essential and we’re on our path now to making sure that that that happens and I’m pretty excited about that.

Peter Rizzo: The midterms coming up, you can go to places like Kalshi and look at the charts of what the expectations are. A lot of expectation that the Democrats are going to perform well in the midterms. Let’s just say Clarity doesn’t get passed this year. What’s the scenario that you fear? Is there a scenario that you fear?

Bill Barhydt: Yeah, if Clarity doesn’t get passed this year, it’s going to be a big uphill battle. We need it passed this year. Now, the good news is that in many circles within the kind of centrist wing of the Democratic party, the message was received, you know, during the ‘24 election cycle. In other words, they underestimated us and they underestimated our ability to kind of circle the wagons and bring our influence to bear, and certainly our pocketbooks to bear. But, look I mean, it is a historical fact that the party in power doesn’t do well in the midterms. It’s just a historical fact. Now, what does that mean for the Republican party in these midterms? You know, it is different every time in why things play out the way they do, but historically it doesn’t play out well for the party in power during the midterms, but this time I do think, you know, we’re going to have a message of,” hey, we closed the border. Fentanyl deaths are way down. Inflation minus the gulf short-term spike, assuming they get that fixed, is way down.” Prices are still elevated because we had the hangover of the fact that we printed 25% of the money supply under Biden. But the immediate effect of inflation is that it’s stabilized. Probably true inflation, I think today hit 1.3% something like that. And so if they can point to those messages in the midterms, they have a chance. But if they’re pursuing more regime change, military actions, you know, more unpopular policies, Look, most Americans don’t even know that they’ve cut deals with the drug companies to get European-like prices on many drugs. They don’t know that we’re at a 125-year low in terms of gun deaths in this country, that the fentanyl deaths are down dramatically, that the borders have effectively been closed. You hear these things, you’re like, “Wow, that sounds amazing.” But if the elections were tomorrow, they would be shown the door, right? And that’s a fact, right? 100%. I don’t know what’s going to happen in November, but you know, we have this kind of dichotomy between them doing with a couple of exceptions what they said they were going to do and what historically happens in midterm elections. So long-winded way of saying that, you know, right now, if I was to guess, you know, the Republicans will lose the House, keep the Senate, and we’ll have a divided Congress. Not a lot will get done, but there’ll be more compromise.

Pete Rizzo: Let’s talk about you know your aspirations for Abra and within the historical lens, right Abra started back in 2014 really as a remittance company to disrupt global payments with you know additional features as well. The goal of the industry really has always been to I think you know eliminate, replace traditional banking right to make this better, truly better. How is what you’re building today fit into that, and do you think we’re on the cusp of finally replacing the big banks?

Bill Barhydt: So look, so when I started Abra, it wasn’t about the monetary value of Bitcoin. It was literally about the idea that you could eliminate financial intermediaries in a banking system or in a monetary system. That was a breakthrough to me. I was dealing with, you know, frontier markets like Haiti and Philippines and rural Mexico and trying to move money around and just running into roadblock after roadblock. And this, you know, this predates Bitcoin and it was quite an eye-opening experience to me as a technologist just seeing how many barriers there were to fixing issues with the global banking system. And it really isn’t a global system. I mean, it’s just an interconnected you know, mess basically. People say system like it’s some big coordinated thing. It’s not right. It’s more of a mess than a system. But anyway, you know, this idea that you could with something like a Bitcoin literally do logically peer-to-peer transactions between two parties and not have to be party to that system that I was just referring to is amazing. And when I finally realized that, you know, you could do that at scale, I was all in. And I wanted to start a company to facilitate using Bitcoin as the means to send that money around. Now, this predates stablecoins. There were no stablecoins. We invented this idea of basically a synthetic dollar using Bitcoin. Um, actually, as a matter of fact, it’s not dissimilar to the USDAF product that we launched at Abra a few weeks ago, running on Solana. And ironically, last week I heard the CEO of Western Union talking about how they’re going to save hundreds of millions of dollars by adopting stablecoins to replace the I think they use like $2 billion of their balance sheet as float to be able to settle remittances for migrant workers. In other words, if you go into a supermarket with $300 and you remit that money to a supermarket in Mexico where somebody picks it up, both supermarkets in the middle are standing for effectively supplying credit to the transaction, which then settles in the background maybe in a couple of days, but the consumer’s perspective is the money settles in real time. Now, that costs a lot of money and you’re generating a return on equity on that couple of billion dollars that you’re simply leaving there. And that return on equity has gone down significantly over time, which is why Western Union stock has not been an outperformer for many years. And if they can take that money out because of Bitcoin and stable coins and put that to work in other areas, that’s tremendous. Okay, so put that back aside. For Abra, what we realized was that, you know, there was no lightning, there was no real kind of peer-to-peer scaling mechanism for Bitcoin as Abra was scaling. When we hit that first inflection, I can’t remember which year it was. I want to say it was like 17, 16 or 17, and the network fees, the mining fees for Bitcoin just spiked to be like at one point they were like $25 a transaction. I was dumbfounded. I was like, “Hey, you know, Satoshi explicitly explained why this was never going to happen.” And yet, within a few years, it’s happening. And so you know, we had to basically rethink what we were doing because we couldn’t facilitate moving $10 peer-to-peer via Bitcoin if the network fees were $25, right? So it didn’t work very well. It wasn’t a good business model. And so that was on us. We rethought through the business model. But then by 2018-9, you did have stablecoins, right? You had Tether and other coins and then eventually had Circle. So, the market has evolved obviously tremendously since the early days. It’s also come full circle in that we have these yield-bearing synthetic dollars now, which is interesting. We’re one of them. And I think that the market for using stablecoins for banking, for ephemeral transactions combined with Bitcoin as savings technology is fantastic. I would love to see Lightning be successful. It’s obviously taken way, way longer than anybody would have guessed when we first saw the Lightning paper. That was, you know, tremendous breakthrough when it was released. What was it like 10 years ago now? So, we’re still kind of waiting. I’m hopeful. But look, we have a solution that works. We have Bitcoin as savings technology. We have stablecoins as an ephemeral payment technology. And we can borrow against Bitcoin using dollars, right? So you’re basically holding the love coin and borrowing in the [expletive]coin. That’s great. And you know, as one value increases, the other value decreases, which is what you want to see. So we’ve evolved, I think, in a positive way. I know we’ve evolved in a positive way, which is also, you know, what’s causing, I think, institutional adoption. And I think the ship has sailed in terms of how at least in the short term, Bitcoin is going to be used as savings technology.

Pete Rizzo: Bill, let’s uh wind it down. I know you’ve got a busy schedule today. The cycle people are expecting the drawdowns in Bitcoin now to get smaller. We’ve seen the big ones, right? The 80%, the 70%, down 50% now. Is the bottom in?

Bill Barhydt: I think we’re close. I wouldn’t be surprised if we see a capitulation wick, you know, to 60 or, you know, high 50s, but then recover quickly. We tend to chop around a bottom. So, Bitcoin historically, now when I say historically, we only have 15 years of history, and we’ve already broken the cycles, you know, the four-year cycle is dead, obviously. So, when I say historically with a grain of salt. Historically, we spike quickly, right, and then come down but move slowly sideways before the recovery starts. So it takes longer to recover than it does to fall, right, in price. But then of course we get to new highs and usually what happens is that people give up historically, right? And we’ve seen the people giving up many, many times and I wouldn’t be surprised if that’s happened now. The other thing that’s different here is we’ve seen a changing of the guard, right? You know, there was a famous article written a few months ago, I think it was Jordi Visser, that wrote about Bitcoin’s IPO moment. I think there was some truth to that in the numbers we saw. What that really meant for people who weren’t following is that when Bitcoin hit 125,000, many people were holding from literally $100 or $500. And that’s a gain of $500 to $125,000. And you would say, okay, if you don’t have my conviction that Bitcoin should be your main holding, you probably want to diversify at that point. And I did I do think we saw a lot of that diversification, which probably reached an equilibrium around like 75,000 or 80,000. Then you know what we saw is basically a lack of liquidity in the markets over the, you know, basically December January time frame. And I think that tide is turning now. So, like I said, we may see a little bit of a wick down, but with the money printing that’s coming, I don’t think we’re going to front-run money printing. So, we may go sideways for a while. But I think we’re either close or at the bottom. And with significant money printing, I wouldn’t be surprised if we see significant new highs by the end of the year.

Pete Rizzo: Can you drill down on those factors a little bit? Like what would be the sequence of events that you think has to occur? What’s the golden scenario?

Bill Barhydt: So Iran stops meaning we stop the military action, we declare victory. You know we focus inward again on you know the wins. You start working on refinancing the debt that we have to refinance in the next 18 months with probably, you know, significant money printing, potentially the Fed buying bonds again. I can see a scenario where I wouldn’t be surprised if there are stimulus checks this year. We’ve got this dichotomy right now between massive productivity gains being driven by AI and development of data centers and other parts of the economy slowing dramatically, which is why you see housing prices falling all over the place. It’s basically the kind of last absorption of the long-term interest rates being very, very high, relatively speaking very high, for the last five years. Historically, they’re not high. If you go back to the 70s, 80s, 90s, you know, they were much higher, but those rates were on a very significant downtrend over decades. So, getting those rates down is, you know, definitely top of mind for Bessent. So, if we can get, let me recap, if we can get Iran done, if we can start refinancing that debt, it’s going to lead to very significant infrastructure spending in my opinion, which is going to lead to very significant money printing, which that money printing tends to front-run the liquidity that Bitcoin needs to grow. You can have a run on Bitcoin without retail, right? Whether it’s retail buying ETFs through Black Rock, you know, retail sitting at home during COVID with free time, it’s you cannot get to new highs without retail. It’s never happened and I don’t think it’s going to happen. I don’t even think it’s ever happened with stocks. So, you know, these markets are retail-driven. Everybody’s excited about the institutional adoption of digital assets, but these institutions are by and large facilitating retail spend, right? there. You know, it’s ultimately people’s money and people need to be in a position, people need to have money to put to work in the first place and that’s coming in my opinion. And so if things look as bleak as they do in six weeks for the midterms, they’re going to look to basically spend significant money, right? You’re going to see rebates potentially. You could easily see, you know, other drug price policies that put money back in consumers’ pockets, potentially rebates for certain types of drugs. I wouldn’t be surprised if the government starts subsidizing the likes of Ozempic and other things. We have a significant health problem caused by obesity still in this country. You know, maybe we just pay for it. I don’t know. But all of that amounts to money in consumer’s pockets and that’s front-running liquidity on you know, the price of Bitcoin ultimately. So, you know, there are a few scenarios that I see playing out here, including rising unemployment that could, you know, lead to front-running on the price of Bitcoin.

IMPORTANT LEGAL INFORMATION

New Providence Acquisition Corp. III (“SPAC”) and Abra Financial Holdings, Inc. (“Abra”) intend to file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which will include a definitive proxy statement to SPAC shareholders in connection with SPAC’s solicitations of proxies from its shareholders with respect to the transactions related to the proposed business combination (the “Transactions”) among SPAC, Abra and Aether Merger Sub I, Corp. pursuant to the Business Combination Agreement, dated March 16, 2026, between the parties (the “Business Combination Agreement”), and other matters to be described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued in connection with the Transactions. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of SPAC as of a record date to be established for voting on the Transactions and will contain important information about the Transactions and related matters. Shareholders of SPAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about SPAC, Abra and the Transactions. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Transactions, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: New Providence Acquisition Corp. III, 401 S County Road #2588, Palm Beach, FL 33480, Attn: Leo Valentine, Chief Financial Officer. The information contained on, or that may be accessed through, the websites referenced in this communication in each case is not incorporated by reference into, and is not a part of, this communication.

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SPAC, Abra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of SPAC’s shareholders in connection with the Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SPAC’s directors and officers in SPAC’s SEC filings. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SPAC’s shareholders in connection with the Transactions will be set forth in the proxy statement/prospectus for the Transactions when available. Information concerning the interests of SPAC’s and Abra’s participants in the solicitation, which may, in some cases, be different than those of their respective equity holders generally, will be set forth in the proxy statement/prospectus relating to the Transactions when it becomes available.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Transactions (which include, but are not limited to, Abra management forecasts). SPAC’s and/or Abra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. For example, statements concerning expectations related to and potential benefits of the proposed business combination and related transactions, Abra’s business plans, projections of Abra’s future financial performance, and other estimates and forecasts concerning key performance metrics, milestones, and market opportunity are forward-looking statements. No representations or warranties, express or implied are given in, or in respect of, this communication. These forward-looking statements generally are identified by the words “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Abra and SPAC and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the Transactions not being completed in a timely manner or not being completed by SPAC’s business combination deadline; (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Transactions and definitive agreements with respect thereto; (4) the inability to complete the Transactions, including due to failure to obtain approval of the shareholders of Abra and SPAC or other conditions to Closing; (5) the inability to obtain or maintain the listing of the public company’s shares on Nasdaq or another national securities exchange following the Transactions; (6) the ability of SPAC to remain current with its SEC filings; (7) the risk that the Transactions disrupts SPAC’s and/or Abra’s current plans and operations as a result of the announcement and consummation of the Transactions; (8) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of SPAC and Abra after the Closing to grow, manage growth and retain its key employees; (9) costs related to the Transactions and as a result of becoming a public company that may be higher than currently anticipated; (10) regulatory uncertainty regarding digital assets and digital asset-based products and services in various jurisdictions; (11) changes in business, market, financial, political and regulatory conditions; (12) Abra’s anticipated operations and business, including risks related to the highly volatile nature of the prices of digital assets, market liquidity and the demand for digitals assets generally; (13) the go-forward public company’s trading prices and other performance indicators will be highly correlated to the value of other digital assets and the price of digital assets may decrease between the signing of the definitive documents for the Transactions and the closing of the Transactions or at any time after the closing of the Transactions; (14) increased competition in the industries in which the go-forward public company will operate; (15) treatment of crypto assets for U.S. and foreign securities laws and tax purposes; (16) the inability of Abra to implement business plans, forecasts, and other expectations after consummation of the Transactions; (17) the risk that additional financing in connection with the Transactions, or additional capital needed following the Transactions to support Abra’s business or operations, may not be raised on favorable terms or at all; (18) the evolution of the markets in which Abra competes; (19) the ability of Abra to implement its strategic initiatives and continue to innovate its existing products and services; (20) the level of redemptions of SPAC’s public shareholders; (21) being considered to be a “shell company” by the securities exchange on which SPAC’s common stock will be listed or by the Securities and Exchange Commission (the “SEC”), which may impact the ability to list SPAC’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (22) trading price and volume of SPAC’s common stock may be volatile following the Transactions and an active trading market may not develop; (23) SPAC shareholders may experience dilution in the future due to the exercise of a significant number of existing warrants and any future issuances of equity securities in SPAC; (24) investors may experience immediate and material dilution upon Closing as a result of the Founder Shares held by the Sponsor, since the value of the Founder Shares is likely to be substantially higher than the nominal price paid for them, even if the trading price of SPAC common stock at such time is substantially less than the price per share paid by investors; (25) conflicts of interest that may arise from investment and transaction opportunities involving the Company, its affiliates and other investors and clients; (26) digital assets’ trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes; (27) the custody of Abra’s digital assets, including the loss or destruction of private keys required to access its digital assets and cyberattacks or other data loss relating to its digital assets, which could cause Abra to lose some or all of its digital assets; (28) aspects of Abra’s business involve novel products, cryptocurrencies and tokens, which may not be attractive in the marketplace, once available, or may take longer to develop, implement and become widely adopted, or may face regulatory or other challenges (foreseen or unforeseen) that are greater or more challenging to resolve than Abra management currently anticipates; (29) a security breach or cyber-attack and unauthorized parties obtain access to digital assets held by Abra, Abra may lose some or all of its digital assets temporarily or permanently and its financial condition and results of operations could be materially adversely affected; (30) the emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the value or price of digital assets utilized in Abra’s business and adversely affect Abra’s business; (31) risks related to staking, yield and lending products; (32) risks related to stablecoins such as depegging; (33) potential regulatory classification of digital assets applicable to Abra’s business as securities could lead to Abra’s classification as an “investment company” under the Investment Company Act of 1940 and could adversely affect the market price of digital assets and the market price of the go-forward public company’s listed securities or impact the parties’ ability to consummate the Transactions and the go-forward public company’s ability to continue or scale Abra’s operations following the Closing; and (34) other risks and uncertainties included in (x) the “Risk Factors” sections of SPAC’s final prospectus in connection with its initial public offering, filed with the SEC on April 24, 2025 (the “IPO Prospectus”) and (y) other documents filed or to be filed with or furnished or to be furnished to the SEC by SPAC and/or Abra, including in connection with the Transactions.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus and the Registration Statement referenced above, when available, and other documents filed by SPAC and Abra from time to time with the SEC. These filings will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither SPAC nor Abra presently knows, or that SPAC and/or Abra currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this communication. Past performance by SPAC’s or Abra’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of SPAC’s or Abra’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that SPAC or Abra will, or may, generate going forward. Neither SPAC nor Abra undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this communication, except as required by applicable law.